EXHIBIT 18.1

February 15, 2023

Board of Directors
Newell Brands Inc.
6655 Peachtree Dunwoody Road
Atlanta, Georgia 30328

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Newell Brands Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated February 15, 2023. Notes 1 and 5 to the financial statements describe a change in accounting principle for certain inventories from the last-in, first-out (LIFO) method of inventory costing to the first-in, first-out (FIFO) method of inventory costing. It should be understood that the preferability of one acceptable method of accounting over another for determining the cost of inventory has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/PricewaterhouseCoopers LLP
Atlanta, Georgia